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Sarah K. Solum

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2011 tel 650 752 3611 fax sarah.solum@davispolk.com

November 4, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Perry J. Hindin

Re:                             Pivotal Software, Inc.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed on November 4, 2019

File No. 001-38460

Amendment No. 1 to Schedule 13E-3

Filed on November 4, 2019

File No. 005-90452

Ladies and Gentlemen:

On behalf of our client, Pivotal Software, Inc. (“Pivotal”), we are submitting this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 24, 2019 (the “Comment Letter”) relating to the Preliminary Proxy Statement on Schedule 14A (as amended, the “Proxy Statement”), initially filed October 10, 2019, and the Schedule 13E-3 (as amended, the “Schedule 13E-3”), initially filed October 10, 2019. Pivotal is concurrently submitting revised versions of the Schedule 13E-3 and the Proxy Statement, including changes in response to the Staff’s comments. For your convenience, we are providing by overnight delivery to the Staff courtesy copies which include three copies of the Proxy Statement and Schedule 13E-3 that have been marked to show changes from the documents filed on October 10, 2019.

For ease of review, we have set forth below in italics each of the comments numbered 1 through 23, as set forth in the Comment Letter, together with the responses thereto. All page references in the responses are to the Proxy Statement and Schedule 13E-3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Proxy Statement and Schedule 13E-3.

We represent Pivotal only. To the extent any response relates to information concerning any of the persons filing the referenced Schedule 13E-3 (together with Pivotal, the “Filing Persons”), such response is included in this letter based on information provided to Pivotal and us by such other entities or persons or their respective representatives.

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Schedule 13E-3

1.              Refer to the paragraph on page 22 of the preliminary proxy statement beginning with the sentence “On January 18, 2019…” In light of this disclosure, please advise why Mr. Dell is not an affiliate of Pivotal engaged in the Rule 13e-3 transaction and should not be listed as a signatory to the Schedule 13E-3 signature page and included as a filing person.

Response: We acknowledge that Michael S. Dell is an affiliate of Pivotal. However, we respectfully advise the Staff that, after careful consideration, we continue to believe that Mr. Dell is not engaged in the Rule 13e-3 transaction, and therefore Mr. Dell is not required to be a filing person on the Schedule 13E-3.

Question 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 states that two separate but related issues may be raised when determining “filing-person” status in a going-private transaction. The first issue is whether the person is an “affiliate” of the issuer within the scope of Rule 13e-3(a)(1). As noted above, Pivotal acknowledges that Mr. Dell is an affiliate. However, being an affiliate is not sufficient to require the affiliate to be a filing person. The second issue posed by Question 201.05 is whether an affiliate of the issuer is deemed to be engaged in the going-private transaction. The factual background of this particular going-private transaction and the procedures put in place by both Pivotal and VMware, Inc. (“VMware”) support the conclusion that Mr. Dell was not engaged in the going-private transaction.

As noted in the disclosure referenced by the Staff, during a call with Robert Mee, which was a discussion concerning general commercial matters, Mr. Dell stated that VMware—not Mr. Dell—might be interested in exploring an acquisition of Pivotal by VMware. As disclosed, VMware has been interested in a potential acquisition of Pivotal since early 2017, when VMware evaluated a potential acquisition of Pivotal but ultimately chose not to pursue it. Since that time, VMware has continued to review its investment in Pivotal and has from time to time undertaken analyses of potential strategic transactions with Pivotal. As part of this review, Patrick Gelsinger had preliminary discussions with the board of directors of VMware (which includes Mr. Dell) regarding a potential strategic transaction involving Pivotal in December 2018 and January 2019. Mr. Dell conveyed VMware’s interest in exploring a potential transaction to Pivotal after VMware’s management had raised the potential transaction to VMware’s board of directors.

As also noted in the disclosure referenced by the Staff, during the call with Mr. Mee, Mr. Dell suggested that Mr. Mee and Mr. Gelsinger discuss a potential going-private transaction themselves and, if there was interest, evaluate the potential going-private transaction independently with their respective boards of directors. Because of Mr. Dell’s interest in Dell Technologies Inc. (“Dell”) and Dell’s controlling interest in both Pivotal and VMware and VMware’s interest in Pivotal, Pivotal and VMware utilized appropriate and customary procedural processes and structural safeguards to ensure that any potential conflicts were appropriately addressed by each party. To evaluate the potential going-private transaction, the board of directors of Pivotal and VMware independently (i) formed special committees comprised of directors who were independent of, and unaffiliated with, each other, Dell and their affiliates, disinterested with respect to a potential going-private transaction and not members of management of either Pivotal or VMware; (ii) delegated to each of their respective special committees the exclusive authority to negotiate, evaluate and recommend actions pertaining to a potential going-private transaction; and (iii) conditioned their approval of a potential going-private transaction, among other things, on their receipt of the prior approval of their respective special committees. Both special committees were advised by their own independent legal counsel and financial advisers and negotiated, evaluated and recommended the going-private transaction independently. Mr. Dell was not, and is not, an executive at Pivotal or VMware; was not a member of either Pivotal’s or VMware’s special committees, which negotiated and evaluated the going-private transaction; did not participate in any of the special committees’ meetings or negotiations; did not engage with the independent legal counsel or financial advisers to either of the special committees; and did not ultimately recommend the going-private transaction as a member of either special committee. Rather than being engaged in the going-private transaction, Mr. Dell, (i) in his capacity as one of the eight directors of Pivotal and nine directors of VMware, approved the going-private transaction, after receiving the recommendations from the Pivotal and VMware special committees, respectively, and (ii) in his capacity as one of the seven directors of Dell, approved Dell’s acceptance of VMware’s offer to exchange each of Dell’s shares of the Class B common stock, par value $0.01 per share, of Pivotal for a share of Class B common stock of VMware, par value $0.01 per share, and Dell’s entry into the consent and support agreement with VMware related to the going-private transaction. These procedural processes and structural safeguards, which were carefully implemented and followed, demonstrate the fact that Mr. Dell was not “engaged in” the going-private transaction.

Preliminary Proxy Statement

Special Factors, page 21

2.              Refer to the paragraph on page 25 beginning with the sentence “On April 5, 2019…” With a view towards revised disclosure, please advise what specific potential impacts were contemplated that a leak could have on Pivotal.

Response: We respectfully advise the Staff that the disclosure on page 25 has been revised to address the Staff’s comment.

3.              We note disclosure in the fourth paragraph on page 27 regarding Lazard’s discussions with the VMWare Special Committee regarding a “preliminary financial analysis of Pivotal.” Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please expand the disclosure to include a summary of the preliminary financial analysis provided by Lazard and file any written materials, if applicable, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that have not already been filed as exhibits. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).

Response: In response to the Staff’s comment, the July 25, 2019 Lazard preliminary illustrative presentation has been filed (with portions thereto subject to an application for confidential treatment) as an exhibit to the Schedule 13E-3. Additionally, we respectfully advise the Staff that the disclosure on page 59 of the Proxy Statement has been revised to address the Staff’s comment.

4.              Refer to the preceding comment and the descriptions on page 29 and 30 to 31 of telephonic meetings on August 5 and August 8 between the Pivotal Special Committee and Morgan Stanley. We note that presentation materials of Morgan Stanley dated August 5 and August 8, 2019 have been filed as exhibits (c)(3) and (c)(4) to the Schedule 13E-3. However, we do not see a summary of such presentations meeting the requirements of Item 1015 of Regulation M-A disclosed in the proxy statement. Please advise.

Response: We respectfully advise the Staff that (i) the presentation materials of Morgan Stanley dated August 5, 2019, filed as exhibit (c)(3) to the Schedule 13E-3, are a summary of considerations for making a counter offer, which provide information to Madelyn Lankton, a member of Pivotal’s board of directors and the Pivotal Special Committee, for assistance and advocacy in negotiations and (ii) the presentation materials of Morgan Stanley dated August 8, 2019, filed as exhibit (c)(4) to the Schedule 13E-3, are a summary of the offer. We respectfully advise the Staff that these summaries do not constitute a report, opinion or appraisal materially related to the transaction for the purposes of Item 1015 of Regulation M-A, as they summarize existing available information and do not provide any financial analysis relating to the consideration (or fairness thereof) payable in the proposed merger. We supplementally confirm that the preliminary financial analyses of Morgan Stanley provided to the Pivotal Special Committee have been summarized under the section “Special Factors—Opinion of Financial Advisor to the Pivotal Special Committee (Morgan Stanley)” of the Proxy Statement.

The Pivotal Board, page 42

5.              Refer to the first two paragraphs on page 42. Please revise to clarify, if true, that the “variety of factors” referenced in the second paragraph on page 42 considered by the Pivotal Board in reaching the determinations described in the first paragraph on page 42 were also considered in reaching the determination described in the first paragraph on page 43 regarding fairness of the merger to “unaffiliated security holders.” Please refer to Item 8 of Schedule 13E-3 and Item 1014(b) of Regulation M-A.

Response: We respectfully advise the Staff that the disclosure on page 43 has been revised to address the Staff’s comment.

6.              The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Given the Pivotal Board’s consideration of (1) the factors considered by the Pivotal Special Committee that are listed in the section entitled “The Pivotal Special Committee” and (2) the Pivotal Special Committee’s analysis and conclusions, please revise this section to either include the factors described in clause (viii) of Instruction 2 to Item 1014 and Item 1014(c) or explain why such factors were not deemed material or relevant. If the procedural safeguard in Item 1014(c) was not considered, please explain why the parties believe the Rule 13e-3 transaction is fair in the absence of such safeguard.

Response: We respectfully advise the Staff that the disclosure on pages 37, 39 and 43 has been revised to address the Staff’s comment.

7.              In responding to the preceding comment with respect to 1014(c), please note that the staff considers officers and directors of the filing persons to be affiliates when considering whether such reference is sufficiently specific to satisfy the disclosure obligations of Item 1014(c) of Regulation M-A. Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1). Please advise whether such term applies to any other directors and officers of Pivotal or its affiliates who were not necessarily considered members of the Buyer Group or their affiliates.

Response: We respectfully advise the Staff that the disclosure on page 37, 39 and 43 has been revised to address the Staff’s comment.

Summary of Financial Analyses, page 45

8.              The second paragraph of this section indicates that “[i]n performing the financial analyses summarized below and arriving at its opinion… Morgan Stanley also used and relied upon a set of financial projections for Pivotal based on Wall Street research reports as of June 5, 2019 for fiscal years 2020 through 2022 (the “Street Case”). While it appears that the Base Case, Low Case and High Case projections are disclosed in the section beginning on page 78, we do not see the Street Case projections. Please advise.

Response: We respectfully advise the Staff that the disclosure on page 46 has been revised to address the Staff’s comment.

Discounted Equity Value Analysis, page 47

9.              Disclosure in this section indicates that to calculate the discounted implied value per share of the Class A common stock, Morgan Stanley used the estimated revenue of fiscal year 2022, fiscal year 2023 and fiscal year 2024 from the Street Case and each management case. In contrast, Morgan Stanley performed a discounted cash flow analysis using a combination of Wall Street analyst forecasts of future cash flows of Pivotal for fiscal years 2020, 2021 and 2022 and financial forecasts prepared by Pivotal management through fiscal year 2022. With a view towards disclosure, please advise why Morgan Stanley, in performing its discounted equity value analysis, did not use the estimated revenue for the same years used in the discounted cash flow analysis.

Response: We respectfully advise the Staff that a shorter period is conventional for the discounted equity value analysis, as the goal of such analysis is to select a period in which Pivotal’s management believes it would be able to implement its current strategic plan and to communicate that to investors, rather than estimating the present value of all future cash flows of Pivotal.

Discounted Cash Flow Analysis, page 47

10.       Disclosure on page 48 indicates that “[r]elying on Pivotal’s Annual Report on Form 10-K, filed March 29, 2019, Morgan Stanley also calculated the amount of net operating loss carryforwards and tax credit carryforwards that Pivotal’s management estimated could be utilized for the period from fiscal year 2020 through fiscal year 2029.” With a view towards disclosure, please advise what these amounts were.

Response: We respectfully advise the Staff that the disclosure on page 48 has been revised to address the Staff’s comment.

Precedent Transaction Analysis, page 48

11.       Disclosure in this section indicates that “Morgan Stanley compared publicly available statistics for selected software transactions that were announced since 2011.” With a view towards disclosure, please advise why 2011 was determined to be the appropriate cut-off date for inclusion of transactions.

Response: We respectfully advise the Staff that 2011 was determined to be the appropriate cut-off date for inclusion of transactions because Morgan Stanley believed that 2011 was the beginning of the current market cycle of mergers and acquisitions in the technology sector (for example, transactions in the market downturn of 2007–2010, marked by weaker performance and lower transaction multiples, would not be relevant to current transaction multiples).

12.       Disclosure on page 49 following the first table references “representative ranges.” With a view towards disclosure, please clarify whether such ranges are a subset of the actual range suggested by the preceding table and why such representative ranges were determined to be more appropriate for purposes of deriving implied values per share of Class A common stock.

Response: We respectfully advise the Staff that the representative ranges are subsets of the ranges set forth in the table, which were determined by Morgan Stanley, using its professional judgment by removing “outlier” transactions, and applying to the Low Case, Base Case and High Case, those ranges represented by transactions involving companies that exhibited growth and other characteristics that were consistent with the growth rates represented by the three respective cases, as higher growth rates typically result in higher transaction multiples.

Premiums Paid Analysis, page 50

13.       Refer to the first paragraph of this section and the two following sections entitled “Historical Trading Range Analysis” and “Equity Research Analysts’ Price Target Analysis.” With a view towards disclosure, please advise us of the meaning of the phrase “[f]or reference only, and not as a component of its fairness analysis.” Please also advise why these analyses, as opposed to those discussed on preceding pages, were not “components of Morgan Stanley’s fairness analysis,” and why these analyses were presented to the Pivotal Special Committee.

Response: We respectfully advise the Staff that the historical trading range analysis and the equity research analysts’ price target analysis were presented to the Pivotal Special Committee because Morgan Stanley believed that the members of the committee might find this information to be useful, but they were not used as part of the analysis upon which Morgan Stanley’s fairness opinion was based. Accordingly, the phrase “for reference only” is intended to indicate that this information was available to the Pivotal Special Committee “for reference” purposes. Please refer to the revised disclosure on pages 50–51 of the Revised Proxy Statement.

14.       Please disclose the “selected technology transactions” referenced in the first paragraph of this section.

Response: We respectfully advise the Staff that the disclosure on page 50 has been revised to address the Staff’s comment.

15.       Refer to the last paragraph of this section. Please revise to clarify and specify the assumptions referenced in this paragraph.

Response: We respectfully advise the Staff that the disclosure on page 50 has been revised to remove the sentences that refer to assumptions.

General, page 51

16.       Disclosure in this section indicates that “[i]n performing its analyses, Morgan Stanley made numerous assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters…” So that investors may properly evaluate Morgan Stanley’s analyses, please revise to disclose such assumptions. For example, quantify assumptions where applicable, or provide greater specificity as to e.g. “industry performance” and “financial conditions.”

Response: We respectfully advise the Staff that these assumptions refer to the following sentence on page 51 of the Proxy Statement (i.e., “the impact of competition on the business of Pivotal and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Pivotal and the industry, and in the financial markets in general”). These assumptions do not lend themselves to quantification and were not quantified. In addition, these assumptions were reflected in the forecasts for Pivotal by its management, which were provided to Morgan Stanley, reviewed by Pivotal’s management, approved by the Pivotal Special Committee for use and upon which Morgan Stanley relied.

Other Analyses—Pivotal, page 59

17.       With a view towards disclosure, please advise why the analyses described in this section were presented to the VMware Special Committee for information purposes only, as opposed to those discussed on preceding pages, and were determined not to provide the basis for, and were not otherwise material to, the rendering of Lazard’s opinion.

Response: We respectfully advise the Staff that the disclosure on page 59 has been revised to address the Staff’s comment.

Miscellaneous, page 63

18.       Refer to the last paragraph of this section. Please revise to quantify the compensation received by Lazard in the past two years with respect to the additional services described in this paragraph. Refer to Item 9 of Schedule 13E-3 and Item 1015(b)(4) of Regulation M-A.

Response: We respectfully advise the Staff that the disclosure on page 63 has been revised to address the Staff’s comment.

Miscellaneous, page 70

19.       Refer to the second to last paragraph of this section on page 71. Please revise to quantify the compensation received by Moelis & Company in the past two years with respect to the additional services described in this paragraph. Refer to Item 9 of Schedule 13E-3 and Item 1015(b)(4) of Regulation M-A.

Response: We respectfully advise the Staff that the disclosure on page 71 has been revised to specifically quantify the compensation received by Moelis & Company in the past two years with respect to the additional services provided to Dell and Silver Lake Partners.

Summary of Presentations Provided by Goldman Sachs, page 72

20.       Disclosure on page 74 indicates that “[t]he matters considered by Goldman Sachs in their financial analyses and reflected in the Goldman Sachs Presentations were necessarily based on various assumptions, including assumptions concerning general business, economic and capital markets conditions and industry-specific and company-specific factors as in effect on, and information made available to Goldman Sachs as of the date of such Goldman Sachs Presentation.” So that investors may properly evaluate Morgan Stanley’s analyses, please revise to disclose such assumptions. For example, quantify assumptions where applicable and provide greater specificity as to e.g. “industry-specific and company-specific factors.”

Response: We respectfully advise the Staff that the material assumptions concerning general business, economic and capital markets conditions and industry-specific and company specific factors related to the financial analyses reflected in the Goldman Sachs Presentations are explicitly disclosed in the Goldman Sachs Presentations or are embedded in the forecasts for Pivotal prepared by its management and forecasts for VMware prepared by its management, both of which were provided to Goldman Sachs and approved for Goldman Sachs’s use by Dell and upon which Goldman Sachs relied. We further note that the purpose of the statement quoted in this comment 20 is to remind investors that the “various assumptions” and “factors” upon which the financial analyses reflected in each of the Goldman Sachs Presentations were as of the date of such Goldman Sachs Presentation and as such the “various assumptions” and “factors” may not be indicative of conditions, circumstances, developments or events occurring after the date of such Goldman Sachs Presentation, including as of the date of the Proxy Statement.

Financial Projections, page 78

21.       Disclosure on page 79 indicates that “[t]he Projections, while presented with numerical specificity, were based on numerous variables and assumptions.” Disclosure on page 82 indicates that “[t]he financial projections, while presented with numerical specificity, were based on numerous variables and assumptions, including about future performance, that are inherently uncertain and many of which are beyond VMware’s and Pivotal’s control.” Please revise to disclose such variables and assumptions, including the assumptions underlying the “Street Case” projections.

Response: We respectfully advise the Staff that the disclosure on page 79 and 83 has been revised to address the Staff’s comment. With respect to the “Street Case,” the variables and assumptions referenced in the language on page 79 and 83 do not refer to the “Street Case.” The “Street Case” is not qualified by reference to assumptions and variables.

VMware Projections, page 84

22.       Disclosure in the last sentence of the first paragraph of this section briefly references Scenarios A and B. So that investors may properly evaluate the disclosure provided in the section entitled “Opinion and Materials of Financial Advisor to the VMware Special Committee (Lazard),” including the VMware Valuation Analyses, please expand this sentence to provide further explanation and detail regarding these two scenarios.

Response: We respectfully advise the Staff that the disclosure on pages 84–85 has been revised to address the Staff’s comment.

Position of the Buyer Group…, page 87

23.       Refer to our comment 6 above. Please revise this section to either include the factors described in Item 1014(c) and (e) or explain why such factors were not deemed material or relevant. If the procedural safeguards in Item 1014(c) and 1014(e) were not considered, please explain why the parties believe the Rule 13e-3 transaction is fair in the absence of such safeguards.

Response: We respectfully advise the Staff that the disclosure on page 90 has been revised to address specifically that the Buyer Group considered the enumerated procedural protections.

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We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (650) 752-2011 or sarah.solum@davispolk.com or Bryan M. Quinn at (650) 752-2081 or bryan.quinn@davispolk.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Sarah K. Solum

Sarah K. Solum

cc:                      Andrew M. Cohen, General Counsel and Corporate Secretary, Pivotal Software, Inc.

Christopher Ing, Associate General Counsel, Pivotal Software, Inc.

Amy Fliegelman Olli, Senior Vice President and General Counsel, VMware, Inc.

Robert L. Potts, Senior Vice President, Corporate Securities & Finance Counsel and Assistant Secretary, Dell Technologies Inc.

Alan F. Denenberg, Partner, Davis Polk & Wardwell LLP

Tad J. Freese, Partner, Latham & Watkins LLP

Mark M. Bekheit, Partner, Latham & Watkins LLP

Martin W. Korman, Partner, Wilson Sonsini Goodrich & Rosati Professional Corporation

Todd Cleary, Partner, Wilson Sonsini Goodrich & Rosati Professional Corporation

Ethan Lutske, Partner, Wilson Sonsini Goodrich & Rosati Professional Corporation

Barbara L. Becker, Partner, Gibson, Dunn & Crutcher LLP

Saee M. Muzumdar, Partner, Gibson, Dunn & Crutcher LLP

William R. Dougherty, Partner, Simpson Thacher & Bartlett LLP

Atif I. Azher, Partner, Simpson Thacher & Bartlett LLP

Naveed Anwar, Partner, Simpson Thacher & Bartlett LLP

Via EDGAR and courier.